EXHIBIT 21.1

PC MALL, INC.

Subsidiaries of the Registrant

As of December 31, 2003

SUBSIDIARY	JURISDICTION OF INCORPORATION
AF Services, Inc.	Delaware
CCIT, Inc.	Delaware
ecost.com, Inc	Delaware
eLinux.com, Inc.	Delaware
Mall Marketing, Inc.	Delaware
Onsale, Inc.	Delaware
PC Mall Canada Inc.	Quebec
PC Mall Gov, Inc	Delaware
PC Mall Sales, Inc.	California
SIFY, Inc.	Delaware
WF Acquisition Sub, Inc.	Delaware